UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                  Jacada, Ltd.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    M6184R101
                                 (CUSIP Number)

                                 March 31, 2006
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N. M6184R101                   13G                     Page 2 of 11 Pages

      (1) NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES   --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    948,016

OWNED BY  -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    948,016
-----------------------------------------------------------------------
    (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
        948,016
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         4.83%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
         PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP N. M6184R101                   13G                     Page 3 of 11 Pages

     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]

                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES  ---------------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER

                   948,016

OWNED BY    -----------------------------------------------------------

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING -------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                   948,016
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          948,016
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          4.83%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
          CO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP N. M6184R101                   13G                     Page 4 of 11 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital Master, Ltd.

-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES   --------------------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER
                   948,016

OWNED BY    -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    948,016
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          948,016
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          4.83%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
          CO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP N. M6184R101                   13G                     Page 5 of 11 Pages
----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Charles Frumberg
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES   --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    948,016

OWNED BY    -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    948,016
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         948,016
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]

-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          4.83%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
          IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP N. M6184R101                   13G                     Page 6 of 11 Pages

     (1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Hurley Capital, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]

-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    34,778
SHARES   --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY    -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    34,778
REPORTING -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0

-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          34,778
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          0.17%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
          OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP N. M6184R101                   13G                     Page 7 of 11 Pages

Item 1.

(a)  Name of Issuer

        Jacada Ltd.  (the "Company")..

(b)  Address of Issuer's Principal Executive Offices

        11 Galgalei Haplada St.
        Herzliya 46722 Israel

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Emancipation Capital, LP, ("Emancipation Capital")
        1120 Avenue of the Americas, Suite 1504
        New York, NY  10036
        Citizenship:  Delaware

        Emancipation Capital, LLC, ("Emancipation Capital LLC")
        1120 Avenue of the Americas, Suite 1504
        New York, NY  10036
        Citizenship:  Delaware

        Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 1120 Avenue of the Americas, Suite 1504
        New York, NY  10036
        Citizenship:  Cayman Islands

        Charles Frumberg, ("Mr. Frumberg", Emanicpation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
        c/o Emancipation Capital, LLC
        1120 Avenue of the Americas, Suite 1504
        New York, NY  10036
        Citizenship:  United States

        Hurley Capital LLC, ("Hurley Capital")
        1120 Avenue of the Americas, Suite 1504
        New York, NY  10036
        Citizenship: New York

Item 2(d)  Title of Class of Securities

        Common Stock, par value NIS 0.01 per share ("Common Stock")

Item 2(e)  CUSIP Number

      M6184R101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP N. M6184R101                   13G                     Page 7 of 11 Pages

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

                As of March 31, 2006, each Reporting Person may be deemed the beneficial owner of (i) 948,016 shares of Common Stock owned by Emancipation Filing Persons and(ii) 34,778 shares of common stock owned by managed accounts of Hurley Capital for which Hurley Capital has voting and dispositive discretion.

                Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is
Mr. Frumberg. Each of the Emancipation Filing Persons and Hurley Capital expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.


        (b) Percent of class:


                 Approximately 5.01% as of the date hereof. (Based on the Company's Form 6-K filed February 13, 2006, there were 19,619,806 shares of Common Stock issued and outstanding as of December 31, 2005.)


        (c) Number of shares as to which such person has:

CUSIP N. M6184R101                   13G                     Page 9 of 11 Pages

                (i) Sole power to vote or to direct the vote

                    0

                (ii) Shared power to vote or to direct the vote

                     982,794 shares of Common Stock.

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv) Shared power to dispose or to direct
                     the disposition of

                     982,794 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.   Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 7, 2006, by and among Emancipation Filing Persons and Hurley Capital.

CUSIP N. M6184R101                   13G                     Page 10 of 11 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 7, 2006

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By:  /s/ Charles Frumberg
        ---------------------------------
Name:   Charles Frumberg
        Title: Managing Member



EMANCIPATION CAPITAL MASTER LTD.


    By:  /s/ Charles Frumberg
        ---------------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

By:  /s/ Charles Frumberg
    ------------------------------------
    Name:  Charles Frumberg
    Title: Managing Member


CHARLES FRUMBERG

  /s/ Charles Frumberg
------------------------------------



HURLEY CAPITAL, LLC


    By:  s/s Charles Goldblum
        --------------------------
        Name:  Charles Goldblum
        Title: Managing Member

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value NIS 0.01 per share, of Jacada, Ltd., a corporation incorporated in Israel, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 7, 2006

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By:  /s/ Charles Frumberg
        ---------------------------------
Name:   Charles Frumberg
        Title: Managing Member



EMANCIPATION CAPITAL MASTER LTD.


    By:  /s/ Charles Frumberg
        ---------------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

By:  /s/ Charles Frumberg
    ------------------------------------
    Name:  Charles Frumberg
    Title: Managing Member


CHARLES FRUMBERG

  /s/ Charles Frumberg
------------------------------------



HURLEY CAPITAL, LLC


    By:  s/s Charles Goldblum
        --------------------------
        Name:  Charles Goldblum
        Title: Managing Member